SEC 1745  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(3-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                                           OMB APPROVAL
                   UNITED STATES                        OMB Number: 3235-0145
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                                                    hours per response. . . 14.9




                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                               View Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   926706 30 2
      -------------------------------------------------------------------
                                 (CUSIP Number)
                                October 13, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the


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liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   926706 30 2
--------------------------------------------------------------------------------

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). Lawrence Seiler

--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    ..............................................................
           (b)    .x............................................................

--------------------------------------------------------------------------------

     3.    SEC Use Only
           .....................................................................

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization
           .USA.................................................................

--------------------------------------------------------------------------------

Number of         5.   Sole Voting Power  230,000 ..............................
Shares            --------------------------------------------------------------
Beneficially
Owned by          6.   Shared Voting Power 0 ...................................
Each              --------------------------------------------------------------
Reporting
Person            7.   Sole Dispositive Power 230,000...........................
With              --------------------------------------------------------------

                  8.   Shared Dispositive Power  0 .............................

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           230,000............................................

--------------------------------------------------------------------------------

     10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions).................................

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--------------------------------------------------------------------------------

     11.   Percent of Class Represented by Amount in Row (11)    3%

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

IN


--------------------------------------------------------------------------------

Item 1.

This statement relates to shares of Common Stock, par value $.001 per share (the "Stock"), of View Systems, Inc. (the "Company"), a Florida corporation, having its principal executive office at 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110.

Item 2.

(a) This statement is being filed on behalf of Lawrence Seiler (the "Reporting Person").

(b) The Reporting Person resides at 13312 Royden Court, Ellicott City, Maryland 21042.

(c)  The Reporting Person is a United States citizen

(d) The title of the class of securities owned by the Reporting Person is Common Stock.

(e)  The CUSIP Number of the Company is 926706 30 2.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

     (a) The amount beneficially owned by the Reporting Person is 230,000 shares. The Reporting Person owned 486,000 shares of Common Stock as of October 13, 1999. On December 23, 1999, the Reporting Person transferred 250,000 of his shares of Common Stock to Serafina Seiler, his mother. In January, 2000, the Reporting person sold 6,000 of his shares of Common Stock in the NASDBB OTC market through ordinary broker transactions the then trading prices. The Reporting Person disclaims beneficial ownership of the shares transferred to Serafina Seiler.

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     (b) The Reporting Person presently owns 3% of the Company's shares of
Common Stock. The Reporting Person previously owned 6.6% of the Company's shares of Common Stock, prior to the transfer of his shares to Serafina Seiler.

     (c) The Reporting Person has sole power to vote and direct the disposition of 230,000 shares of Common Stock. The Reporting Person does not have, nor has he ever had, shared power to vote or to direct the disposition of any shares of Common Stock. Prior to the transfer of 250,000 shares of Common Stock to Serafina Seiler and sales of 6,000 shares of Common Stock in the NASD OTCBB market through ordinary broker transactions, the Reporting Person, had the sole power to vote and direct the disposition of 486,000 shares of the Company's Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

The Reporting Person is filing this statement to report that he has ceased to be the beneficial owner of more than five percent of the Company's Common Stock..

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Reporting Person's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

Not applicable.

Item 8.  Ientification and Classification of Members of the Group.

This item is not being filed on behalf of a group pursuant to
Section 240.13d-1(b)(1)(ii)(J).

Item 10.  Statement Pursuant to Section 240-13d-1(c).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           1/11/2000
                                                --------------------------------
                                                             Date


                                                --------------------------------
                                                          Signature

                                                       Lawrence Seiler
                                                --------------------------------
                                                          Name/Title










NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)